Mail Stop 6010   October 19, 2006

Ms. Mary Beth Clark
Chief Executive Officer and President
International Food and Wine Consultants, Inc.
201 East 28th Street
New York, NY 10016

Re: International Food and Wine Consultants, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2,
                filed October 5, 2006
         File No. 333-136487

Dear Ms. Clark:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 14

General

   1. We note your response to our prior comment 9 and reissue that comment. Many
      of your risk factors still use general phrases such as "our future activities will be
      limited," "adversely impact" and "strong impact on our business." These vague,
      generic phrases are subject to varying interpretations and, therefore, do not
      adequately explain the risk or concern to which you refer. Please revise your

> disclosure to describe, and if practicable to quantify, the specific and immediate
> effects to investors of each risk that you have identified.

<u>"1. IFW may need financing which may not be available. . . ." page 14</u>

2. We note your response to our prior comment 14 that you cannot quantify your
cash burn rate. Please disclose any fixed cash outlays you have on a monthly
basis that exist regardless of the number of enrollees in your classes. In addition,
please quantify how your cash needs are affected when you have fewer enrollees.

3. We note your response to our prior comment 15 and reissue that comment in part.
Please revise your disclosure to briefly describe how you would expand your
operations if financing is available. You have indicated you would use $50,000
for marketing. What other expenditures would you incur in any future expansion?
Please also revise your MD&A to reflect the other expenditures you may have for
future expansion.

<u>"4. We will need additional, qualified personnel . . . ." page 15</u>

4. We note your response to our prior comment 17 and reissue that comment in part.
Please expand your discussion to discuss the expected cost to you of hiring such
personnel.

<u>"7. Ms. Clark, our president and chief financial officer, has no meaningful accounting or
financial reporting education or experience . . . ." page 16</u>

5. We note your response to our prior comment 25 and reissue that comment. Please
expand your discussion to address how Ms. Clark's lack of meaningful
accounting or financial reporting education or experience may impact your
internal controls over financial reporting and reported financial results. You state
that she is heavily dependent on advisors and consultants for accurate financial
reporting and effective internal controls. Please expand this discussion to address
how this dependence could impact your internal controls over financial reporting
and reported financial results.

<u>"10. The costs to meet our reporting and other requirements as a public company . . . ."
page 18</u>

6. We note your response to our prior comment 22 and reissue that comment in part.
Please move your discussion in this risk factor of how your plans to use your
public company status as a means to settling obligations and to compensate
independent contractors may not be successful to a separate risk factor. Please
expand this discussion to explain the importance of this strategy to your business.

> To the extent that you have any current and anticipated obligations you expect to settle by issuing shares of your common stock, please revise your disclosure to address this fact.

"15. The market for penny stocks has experienced numerous frauds and abuses . . . ." page 21

7. We note your response to our prior comment 21 and reissue that comment in part. Please expand to discuss that investors of penny stocks may pursue rescission as a remedy for breach of the penny stock regulations.

Management's Discussion and Analysis or Plan of Operation, page 30

Operations, page 31

8. Please disclose the number of participants you expect to have in 2006. Since three of your four revenue generating months in 2006 have already passed, it appears that you may be able to determine the number of enrollees in 2006.

9. We note your response to our prior comment 32 and reissue that comment. Item 303(b)(1)(vi) requires you to discuss the material changes from period to period in the line items of your financial statements. We note your revised disclosure that discusses the change in the number of class participants for the full fiscal years 2005 and 2004. Your revised disclosure, however, should also discuss the change in revenue, cost of sales and expenses for the annual and interim financial statements presented. Your discussion should explain how each of these line items changed and identify the direct causes of the changes. You should also discuss your expectations of future trends. Please revise your MD&A accordingly.

July 31, 2006 and 2005, page 31

10. Please revise this discussion to reflect the updated financial information included in your July 31, 2006 Statement of Operations. Also expand this discussion to explain the fluctuations in "Gross margin" as a percent of revenues as well as the increase in "Selling and administrative" between the interim periods being discussed. Include a discussion of why the "Selling and administrative" amounts increase significantly in the interim periods where revenues are generated compared to the previous interim periods presented.

Liquidity, page 31

11. Refer to your response to prior comment 24. Please revise this additional disclosure to clarify that there have been no deferrals under this arrangement to date.

12. We note your response to our prior comment 35 and reissue that comment in part. Please expand your disclosure regarding Exhibit 10.3 to describe all material terms. For example, your disclosure should include the fact that in addition to deferring compensation, your president may loan funds to the company.

13. Please also clarify whether the amount owed to your president of $19,762 is due under the agreement regarding legal fees with counsel (Exhibit 10.2) or the agreement for deferred compensation and the commitment to loan other funds (Exhibit 10.3).

Recent Accounting Pronouncements, page 32

14. Please note that per our Release No. 33-8618, effective September 29, 2005, you will be required to comply with Section 404 of Sarbanes-Oxley in your annual report for the year ended October 31, 2007.

Plan of Distribution, page 48

15. Please delete the reference to the NASDAQ system since you currently do not expect to seek a listing on NASDAQ. The OTCBB is separate from NASDAQ.

Note 2 – Summary of Significant Accounting Policies, page F-6

f. Revenue Recognition, page F-6

16. Refer to your prior response to comment 47. Please revise your policy disclosure to include a summary discussion of the points made in you response with respect to gross recognition of the accommodation revenue.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gary B. Wolff, P.C.
        805 Third Avenue, 21st Floor
        New York, NY 10021